EXHIBIT 8.1

LIST OF MAIN SUBSIDIARIES AS AT JUNE 30, 2019 AND AS AT OCTOBER 31, 2019

SUBSIDIARY NAME	JURISDICTION OF INCORPORATION AND RESIDENCE	PROPORTION OF OWNERSHIP INTEREST AND VOTING INTEREST
Ergo Mining Operations Proprietary Limited	South Africa	100%
Crown Gold Recoveries Proprietary Limited	South Africa	100%
East Rand Proprietary Mines Limited	South Africa	100%
Ergo Mining Proprietary Limited	South Africa	100%
Far West Gold Recoveries Proprietary Limited	South Africa	100%